TURING HOLDING CORP.

September 10, 2021

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Melissa Kindelan, Kathleen Collins, Alexandra Barone, Jeff Kauten

Re:	Turing Holding Corp.

Registration Statement on Form S-1

Originally Filed August 20, 2021

CIK No. 0001866550

Ladies and Gentlemen:

Turing Holding Corp., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-258985, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on September 14, 2021 or as soon thereafter as practicable.

* * * *

Please contact Joshua N. Korff, P.C. of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4943, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

Turing Holding Corp.

By:	/s/ Erin Cummins
Name: Erin Cummins
Title:	Chief Financial Officer